51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

___________

MARTIN LIPTON

HERBERT M. WACHTELL

THEODORE N. MIRVIS

EDWARD D. HERLIHY

DANIEL A. NEFF

ANDREW R. BROWNSTEIN

STEVEN A. ROSENBLUM

JOHN F. SAVARESE

SCOTT K. CHARLES

JODI J. SCHWARTZ

ADAM O. EMMERICH

RALPH M. LEVENE

RICHARD G. MASON

DAVID M. SILK

ROBIN PANOVKA

DAVID A. KATZ

ILENE KNABLE GOTTS

JEFFREY M. WINTNER

TREVOR S. NORWITZ

BEN M. GERMANA

ANDREW J. NUSSBAUM

RACHELLE SILVERBERG

STEVEN A. COHEN

DEBORAH L. PAUL

DAVID C. KARP

RICHARD K. KIM

JOSHUA R. CAMMAKER

MARK GORDON

JEANNEMARIE O’BRIEN

WAYNE M. CARLIN

STEPHEN R. DiPRIMA

NICHOLAS G. DEMMO

IGOR KIRMAN

JONATHAN M. MOSES

T. EIKO STANGE

WILLIAM SAVITT

ERIC M. ROSOF

GREGORY E. OSTLING

DAVID B. ANDERS

ANDREA K. WAHLQUIST

ADAM J. SHAPIRO

NELSON O. FITTS

JOSHUA M. HOLMES

DAVID E. SHAPIRO

DAMIAN G. DIDDEN

IAN BOCZKO

GEORGE A. KATZ (1965–1989) JAMES H. FOGELSON (1967–1991) LEONARD M. ROSEN (1965–2014) ___________ OF COUNSEL		MATTHEW M. GUEST DAVID E. KAHAN DAVID K. LAM BENJAMIN M. ROTH JOSHUA A. FELTMAN ELAINE P. GOLIN	JENNA E. LEVINE RYAN A. McLEOD ANITHA REDDY JOHN L. ROBINSON JOHN R. SOBOLEWSKI STEVEN WINTER

MICHAEL H. BYOWITZ

KENNETH B. FORREST

SELWYN B. GOLDBERG

PETER C. HEIN

JB KELLY

MEYER G. KOPLOW

JOSEPH D. LARSON

LAWRENCE S. MAKOW

DOUGLAS K. MAYER

PHILIP MINDLIN

DAVID S. NEILL

HAROLD S. NOVIKOFF

LAWRENCE B. PEDOWITZ

ERIC S. ROBINSON

ERIC M. ROTH

PAUL K. ROWE

DAVID A. SCHWARTZ

MICHAEL J. SEGAL

ROSEMARY SPAZIANI

ELLIOTT V. STEIN

WARREN R. STERN

LEO E. STRINE, JR.*

PAUL VIZCARRONDO, JR.

PATRICIA A. VLAHAKIS

AMY R. WOLF

MARC WOLINSKY

EMIL A. KLEINHAUS

KARESSA L. CAIN

RONALD C. CHEN

GORDON S. MOODIE

BRADLEY R. WILSON

GRAHAM W. MELI

GREGORY E. PESSIN

CARRIE M. REILLY

MARK F. VEBLEN

SARAH K. EDDY

VICTOR GOLDFELD

BRANDON C. PRICE

KEVIN S. SCHWARTZ

MICHAEL S. BENN

SABASTIAN V. NILES

ALISON ZIESKE PREISS

TIJANA J. DVORNIC

EMILY D. JOHNSON

JACOB A. KLING

RAAJ S. NARAYAN

VIKTOR SAPEZHNIKOV

MICHAEL J. SCHOBEL

ELINA TETELBAUM

ERICA E. BONNETT

LAUREN M. KOFKE

ZACHARY S. PODOLSKY

RACHEL B. REISBERG

MARK A. STAGLIANO

CYNTHIA FERNANDEZ LUMERMANN

CHRISTINA C. MA

NOAH B. YAVITZ

* ADMITTED IN DELAWARE ___________ COUNSEL
DAVID M. ADLERSTEIN SUMITA AHUJA AMANDA K. ALLEXON LOUIS J. BARASH FRANCO CASTELLI ANDREW J.H. CHEUNG PAMELA EHRENKRANZ KATHRYN GETTLES-ATWA ADAM M. GOGOLAK	NANCY B. GREENBAUM MARK A. KOENIG CARMEN X.W. LU J. AUSTIN LYONS ALICIA C. McCARTHY NEIL M. SNYDER S. CHRISTOPHER SZCZERBAN JEFFREY A. WATIKER

Direct Dial: (212) 403-1005

Direct Fax: (212) 403-2005

E-Mail: VGoldfeld@wlrk.com

August 1, 2022

Via EDGAR

Austin Wood

Pam Long

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Bluerock Homes Trust, Inc. Amendment No. 1 to Form 10-12B Filed April 22, 2022 File No. 001-41322

Dear Mr. Wood and Ms. Long:

Further to recent discussions with the Staff of the Division of Corporation Finance and the Office of the Chief Accountant (the “Staff”), we are writing to provide supplemental information on behalf of our client, Bluerock Homes Trust, Inc. (the “Company”), regarding the Company’s registration statement on Form 10 (the “Registration Statement”) filed with the Securities and Exchange Commission on April 22, 2022.

As discussed with the Staff, the Company has confirmed that upon completion of the spin-off, pursuant to a separation and distribution agreement, the Company will be the owner of the legal entities that held certain assets as of December 31, 2020 (the “Previously Disposed Assets”) prior to their disposition in 2021. As such, the Company’s proposed presentation of its predecessor financial statements to include these entities is necessary to reflect the legal structure of the Company following the spin-off. Further, the Company respectfully submits that in the post-event financial statements, after completion of the spin-off, GAAP would require the inclusion of these entities in the Company’s financial statements for all periods presented.

As a result of the inclusion of the Previously Disposed Assets in the Company’s predecessor, the Company’s predecessor balance sheet as of December 31, 2020 reflects total assets of approximately $491.8 million and none of the Company’s properties (including the Relevant Properties (as defined in the SEC’s letter to the Company dated April 8, 2022) exceeds the significance threshold for real estate acquisitions set forth in Rule 3-14 of Regulation S-X.

These calculations with respect to the Relevant Properties are set forth in the table below.

Property	Acquisition Date	Investment (In millions)	% of December 31, 2020 Total Assets
Yauger Park Villas	April 14, 2021	$24.5	5.0%
Wayford at Concord	June 4, 2021	44.4	9.0%
Springfield	August 18, 2021	49.0	10.0%
ILE	October 4, 2021	57.1	11.6%
Texas Portfolio 183	December 22, 2021	28.3	5.8%
DFW 189	December 29, 2021	27.7	5.6%

In addition, in order to provide investors with additional information regarding the Company, the Company will include in its Registration Statement the audited combined financial statements of the Predecessor as of and for the six-month period ended June 30, 2022. The Company will also expand Management’s Discussion & Analysis in the Registration Statement to include the impact of these acquisitions on the Company’s results of operations for the six months ended June 30, 2022.

*      *      *      *      *      *

If you have any questions concerning the above, please do not hesitate to contact the undersigned at (212) 403-1005 or VGoldfeld@wlrk.com, or my colleague Elizabeth A. Ingriselli, at (212) 403-1130 or EAIngriselli@wlrk.com.

Sincerely yours,

/s/ Victor Goldfeld
Victor Goldfeld

cc:	Michael Konig, Bluerock Residential Growth REIT, Inc.

Jason Emala, Bluerock Asset Management, LLC

Elizabeth A. Ingriselli, Wachtell, Lipton, Rosen & Katz